April 5, 2023

VIA EMAIL AND EDGAR

David Plattner Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:         BROADWIND, INC

PREC14A filed March 27, 2023

File No. 001-34278

Dear Mr. Plattner:

Set forth below are the responses on behalf of Broadwind, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement, File No. 001-34278, filed with the Commission on March 27, 2023 (the “Preliminary Proxy Statement”). Substantially concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to its Preliminary Proxy Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Preliminary Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Preliminary Proxy Statement.

PREC14A filed March 27, 2023

Questions and Answers about the Annual Meeting, page 2

1.         Please revise the disclosure on page 7 related to the vote required on the election of directors to make it clear that a plurality vote standard will apply at this year's annual meeting.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will amend the Preliminary Proxy Statement to add such disclosure. On page 7 of Amendment No. 1, we will include disclosure substantially similar to the below:

“Because WM Argyle has notified the Company that it intends to propose three (3) nominees to the Board for election as directors at the Annual Meeting, there are more than seven (7) persons nominated for election at the Annual Meeting. Accordingly, directors will be elected by a plurality of the votes cast at the Annual Meeting, and the seven (7) nominees receiving the highest number of “for” votes will be elected.”

General

2.         Please refile the proxy card so that it is clearly legible on EDGAR.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will refile the proxy card so that it is clearly legible on EDGAR.

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Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc: Lawrence S. Elbaum, Vinson & Elkins L.L.P.